UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EarthLink Holdings Corp.

File No. 001-15605 - CF#30289

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EarthLink Holdings Corp. (formerly EarthLink, Inc.) submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on February 27, 2009 and a Form 8-K filed on December 2, 2010.

Based on representations by EarthLink Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.34	10-K	February 27, 2009	through October 31, 2015
10.1	8-K	December 2, 2010	through October 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary